SECURITIES AND EXCHANGE COMMISSION

                     Washington D.C.  20549
                  ---------------------------

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
[X] Form 10-Q   [ ] Form N-SAR

For Period Ended:  April 30, 1998       SEC File Number 000-22636
[ ] Transition Report on Form 10-K       CUSIP Number 137642 20 3
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] For the Transition Period Ended:
================================================================
----------------------------------------------------------------
PART I - REGISTRANT INFORMATION
-----------------------------------------------------------------

                          CANMAX INC.
                   (Full Name of Registrant)

                    150 W. Carpenter Freeway
            (Address of Principal Executive Office)

Irving, Texas                                        75039
(City and State)                                  (Zip Code)

Registrant's telephone number including Area Code: (972) 541-1600
-----------------------------------------------------------------
PART II - RULES 12b-25(b) and (c)
-----------------------------------------------------------------

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

          (a)  The reasons described in reasonable
               detail in Part III of this form could not be
               eliminated without unreasonable effort or
               expense;
[X]       (b)  The subject quarterly report will be
               filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other
               exhibit required by Rule 12b-25(c) has been attached if applicable.

-----------------------------------------------------------------
PART III - NARRATIVE
-----------------------------------------------------------------

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

                      SEE ATTACHMENT III.
-----------------------------------------------------------------
PART IV - OTHER INFORMATION
-----------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

     WILLIAM L. RIVERS, ESQ.     (214)            761-4357
     -----------------------  -----------    ------------------
           (Name)             (Area Code)    (Telephone Number)
-----------------------------------------------------------------

(2)  Have all other periodic reports
     required under Section 13 or 15(d)
     of the Securities Exchange Act of
     1934 or Section 30 of the
     Investment Company Act of 1940
     during the preceding 12 months been
     filed?
                                             [X]   Yes   [ ]  No
-----------------------------------------------------------------
(3)  Is it anticipated that any
     significant change in results of
     operations from the corresponding
     period for the last fiscal year
     will be reflected by the earnings
     statements to be included in the
     subject report or portion thereof?
                                             [X]   Yes   [ ]  No

     If so:  attach an explanation of
     the anticipated change, both
     narratively and quantitatively,
     and, if appropriate, state the
     reasons why a reasonable estimate
     of the results cannot be made.

                              SEE ATTACHMENT IV(3)

                          CANMAX INC.
-----------------------------------------------------------------
          (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 15, 1998               By:  /s/ ROGER D. BRYANT
                                       --------------------------
                                        Roger D. Bryant, President,
                                        Chief Executive Officer and
                                        Acting Chief Financial Officer

                           ATTENTION
Intentional misstatements or omissions constitute Federal
Criminal Violations (see 18 U.S.C. 1001).

                         ATTACHMENT III
                               TO
                   NOTIFICATION OF LATE FILING
                          OF FORM 10-Q
             FOR FISCAL QUARTER ENDED APRIL 30, 1998


     Management of the Registrant has been involved in the negotiation of definitive agreements to effect the rescission of the Registrant's acquisition of USCommunication Services, Inc. ("USC"). Registrant acquired USC on January 30, 1998 pursuant to the terms of an Agreement and Plan of Merger, and the rescission of the acquisition was consummated on June 15, 1998. The Registrant has limited management resources and has been unable to divert management resources from the rescission transaction to enable it to complete the preparation of its Quarterly Report on Form 10-Q for the fiscal Quarter Ended April 30, 1998 (the "Form 10-Q"). As a result thereof, the Registrant was unable to timely file its Form 10-Q on June 15, 1998. The Registrant represents that these reasons could not be eliminated without unreasonable effort or expense.

                        ATTACHMENT IV(3)
                               TO
                   NOTIFICATION OF LATE FILING
                          OF FORM 10-Q
              FOR FISCAL YEAR ENDED APRIL 30, 1998

     For the three-month period ended April 30, 1998, management expects that the Registrant will report revenues of approximately $3.21 million as compared to revenues of $3.76 million over the comparable period in 1997. For the three-month period ended April 30, 1998, management expects that the Registrant will report a net loss of approximately $643,000, or $.08 per share, compared to net income of $301,000, or $.06 per share, for the comparable period in 1997.